==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           ------------------------

                          BLOUNT INTERNATIONAL, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  095180-10-5
                     (CUSIP Number of Class of Securities)

                                JENNIFER MARRE
                                   SECRETARY
                         LEHMAN BROTHERS HOLDINGS INC.
                     3 WORLD FINANCIAL CENTER, 24TH FLOOR
                              NEW YORK, NY 10285
                                (212) 526-1936
           (Name, Address and Telephone Number of Persons Authorized
                    to Receive Notices and Communications)
                           ------------------------

                                August 19, 1999
            (Date of Event which required Filing of this Statement)
                           ------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

==============================================================================

CUSIP No. 095180-10-5


-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lehman Brothers Holdings Inc.
          13-3216325
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              26,928,777
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               26,928,777
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,928,777
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 87%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          HC/CO
-------------------------------------------------------------------------------

CUSIP No. 095180-10-5

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LB Blount Investment SPV LLC
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              26,928,777
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               26,928,777
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,928,777
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 87%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
-------------------------------------------------------------------------------

CUSIP No. 095180-10-5

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lehman Brothers Inc.
          13-2518466
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              7,321,460
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               7,321,460
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,321,460
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 24%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC/CO
-------------------------------------------------------------------------------

CUSIP No. 095180-10-5

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lehman Brothers Merchant Banking Partners II L.P.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              11,102,215
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               11,102,215
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,102,215
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 36%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

CUSIP No. 095180-10-5

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lehman Brothers Offshore Investment Partners II L.P.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              7,233,896
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               7,233,896
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,233,896
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 23.5%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

CUSIP No. 095180-10-5

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lehman Brothers Capital Partners III, L.P.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              1,271,206
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               1,271,206
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,271,206
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 4%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

CUSIP No. 095180-10-5

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lehman Brothers Capital Partners IV, L.P.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              3,517,210
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               3,517,210
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,517,210
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 11%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

CUSIP No. 095180-10-5

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LB I Group Inc.
          13-2741778
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              7,321,460
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               7,321,460
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,321,460
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 24%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC/CO
-------------------------------------------------------------------------------

CUSIP No. 095180-10-5

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lehman Brothers Offshore Partners II Ltd.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              7,233,896
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               7,233,896
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,233,896
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 23.5%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC/CO
-------------------------------------------------------------------------------

CUSIP No.095180-10-5

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lehman Brothers Merchant Banking Partners II Inc.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              18,336,111
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               18,336,111
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,336,111
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 60%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          HC/CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of Blount International, Inc., a Delaware corporation ("Blount"). The address of the principal executive offices of Blount is 4520 Executive Park Drive, Montgomery, AL 36116.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed on behalf of the following entities:

     Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     Holdings through its domestic and foreign subsidiaries is a full-time securities firm and is General Partner of Lehman Brothers Capital Partners III, L.P. and the direct Parent Company of Lehman Brothers Inc., Lehman Brothers Merchant Banking Partners II Inc. and Lehman Brothers Offshore Partners II Ltd.

     LB Blount Investment SPV LLC, a Delaware limited liability company ("LB Blount SPV")
     3 World Financial Center 200 Vesey Street
     New York, NY 10285

     All the shares of Blount owned by the Lehman Entities (as defined below) will be directly owned by LB Blount SPV. Lehman Brothers Merchant Banking Partners II L.P. owns approximately 41% of the outstanding equity interests of LB Blount SPV. Lehman Brothers Offshore Investment Partners II L.P. owns approximately 27% of the outstanding equity interests of LB Blount SPV. Lehman Brothers Capital Partners III, L.P. owns approximately 4.7% of the outstanding equity interests of LB Blount SPV. Lehman Brothers Capital Partners IV, L.P. owns approximately 13% of the outstanding equity interests of LB Blount SPV. LB I Group Inc. owns approximately 27% of the outstanding equity interests of LB Blount SPV.

     Lehman Brothers Inc., a Delaware corporation ("LBI"),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     LBI is a wholly owned subsidiary of Holdings and the direct Parent Company of LBI Group Inc.

     Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership ("LB MBP II"),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     LB MBP II is a limited partnership, the general partner of which is Lehman Brothers Merchant Banking Partners II Inc. LB MBP II also owns approximately 41% of the outstanding equity interests of LB Blount SPV and, accordingly, beneficially owns approximately 36% of Blount.

     Lehman Brothers Offshore Investment Partners II L.P., a Bermuda limited partnership ("LB OIP II"),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     LB OIP II is a limited partnership, the general partners of which are Lehman Brothers Offshore Partners II Ltd. and Lehman Brothers Merchant Banking Partners II Inc. LB OIP II owns approximately 27% of the outstanding equity interests of LB Blount SPV and, accordingly, beneficially owns approximately 23.5% of Blount.

     Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership ("Capital Partners III"),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     Capital Partners III is a limited partnership, the general partner of which is Holdings. Capital Partners III owns approximately 4.7% of the outstanding equity interests of LB Blount SPV and, accordingly, beneficially owns approximately 4% of Blount.

     Lehman Brothers Capital Partners IV, L.P., a Delaware limited partnership ("Capital Partners IV"),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     Capital Partners IV is a limited partnership, the general partner of which is LB I Group Inc. Capital Partners IV owns approximately 13% of the outstanding equity interests of LB Blount SPV and, accordingly, beneficially owns approximately 11% of Blount.

     LB I Group Inc., a Delaware corporation ("LB I Group"),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     LB I Group is a wholly owned subsidiary of LBI and is the General Partner of Capital Partners IV. LBI Group owns approximately 27% of the outstanding equity interests of LB Blount SPV and, accordingly, beneficially owns approximately 24% of Blount.

     Lehman Brothers Offshore Partners II Ltd., a Bermuda corporation ("LB Offshore II Ltd."),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     LB Offshore II Ltd. is a wholly owned subsidiary of Holdings and a General Partner of LB OIP II.

     Lehman Brothers Merchant Banking Partners II Inc., a Delaware corporation ("LB MBP II Inc."),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     LB MBP II Inc. is a wholly owned subsidiary of Holdings and the General Partner of LB MBP II and a General Partner of LB OIP II.

     The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

     Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference has been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION

     See Item 4.


ITEM 4.  PURPOSE OF TRANSACTION

     On April 18, 1999, Blount and Red Dog Acquisition, Corp., a newly formed indirect wholly owned subsidiary of Holdings ("Newco"), entered into an Agreement and Plan of Merger and Recapitalization. On August 19, 1999, Newco merged with and into Blount (the "Merger"), pursuant to which Blount was the surviving corporation. Following the Merger, Holdings indirectly through LB MBP II, LB OIP II, Capital Partners III, Capital Partners IV and LB I Group (collectively, the "Lehman Entities") became the majority owner of Blount. In the aggregate, the Lehman Entities own approximately 87% of Blount.

     As a result of the Merger, the Common Stock was listed on the New York Stock Exchange, while Blount's Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, each of which was outstanding prior to the Merger, were delisted from the New York Stock Exchange. The Class A Common Stock and Class B Common Stock similarly became eligible for termination pursuant to Rule 12(g)(4) of the Securities Exchange Act of 1934.

     In connection with the Merger, Blount has entered into a Credit Agreement providing for at least $400 million of bank borrowings in accordance with a group of lenders arranged and syndicated by LBI and another Lehman affiliated entity. Also in connection with the Merger, Blount has entered into a Purchase Agreement providing for approximately $325 million in senior subordinated notes to be placed by LBI as Initial Purchaser. In connection with these agreements, LBI received customary and usual compensation from Blount.

     Because of the Merger, the Reporting Persons have voting control of Blount. Currently, three out of five directors of Blount are Lehman designees. The Reporting Persons intend to evaluate continually Blount business, prospects, financial condition, the market for shares of Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time. Depending on these factors, the Reporting Persons may decide to sell all or part of the shares of Blount that they hold. Any such acquisition or disposition of Shares may be effected through privately negotiated transactions or otherwise.

     Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)  See Item 4.

     (b) The Reporting Persons have sole power to vote and dispose of all the shares of Common Stock.

     (c)  Not Applicable.

     (d) Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common stock beneficially owned by the Reporting Persons, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

     (e)  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Agreement and Plan of Merger and Recapitalization dated as of April 18, 1999 between Red Dog Acquisition, Corp. and Blount International, Inc. (filed as Annex I to the Joint Proxy Statement/Prospectus dated July 15, 1999 included in Blount's Registration Statement on Form S-4, Registration No. 333-82973, and incorporated herein by reference)




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 1999

                                        LEHMAN BROTHERS HOLDINGS INC.,


                                        By: /s/ Jennifer Marre
                                           ---------------------------------
                                           Name: Jennifer Marre
                                           Title: Vice President and Secretary

                                        BLOUNT INVESTMENT SPV LLC.,

                                        By: /s/ Jennifer Marre
                                           ---------------------------------
                                           Name: Jennifer Marre
                                           Title: Vice President and Secretary

                                       LEHMAN BROTHERS INC.,

                                       By: /s/ Jennifer Marre
                                           ---------------------------------
                                           Name: Jennifer Marre
                                           Title: Vice President and Secretary

                                       LEHMAN BROTHERS MERCHANT BANKING
                                       PARTNERS II L.P.,

                                       By: /s/ Jennifer Marre
                                          ---------------------------------
                                          Name: Jennifer Marre
                                          Title: Authorized Signatory


                                       LEHMAN BROTHERS OFFSHORE INVESTMENT
                                       PARTNERS II L.P.,

                                       bY: /s/ Jennifer Marre
                                           ---------------------------------
                                           Name: Jennifer Marre
                                           Title: Authorized Signatory


                                       LEHMAN BROTHERS CAPITAL
                                       PARTNERS III, L.P.,

                                       By: /s/ Jennifer Marre
                                           ---------------------------------
                                           Name: Jennifer Marre
                                           Title: Authorized Signatory


                                       LEHMAN BROTHERS CAPITAL
                                       PARTNERS IV, L.P.,

                                       By: /s/ Jennifer Marre
                                           ---------------------------------
                                           Name: Jennifer Marre
                                           Title: Authorized Signatory


                                       LB I GROUP INC.,

                                       By: /s/ Jennifer Marre
                                           ---------------------------------
                                           Name: Jennifer Marre
                                           Title: Secretary


                                       LEHMAN BROTHERS OFFSHORE
                                       PARTNERS II LTD.,

                                       By: /s/ Jennifer Marre
                                           ---------------------------------
                                           Name: Jennifer Marre
                                           Title: Authorized Signatory


                                       LEHMAN BROTHERS MERCHANT BANKING
                                       PARTNERS II INC.,

                                       By: /s/ Jennifer Marre
                                           ---------------------------------
                                           Name: Jennifer Marre
                                           Title: Vice President and Secretary

APPENDIX A

                         LEHMAN BROTHERS HOLDINGS INC.

                              BOARD OF DIRECTORS


NAME/TITLE                              BUSINESS ADDRESS

MICHAEL L. AINSLIE                      Lehman Brothers Holdings Inc.
Private Investor and former                    3 World Financial Center
President and Chief Executive                  New York, NY 10285

JOHN F. AKERS                           Lehman Brothers Holdings Inc.
Retired Chairman of                            3 World Financial Center
International Business                         New York, NY 10285
Machines Corporation

ROGER S. BERLIND                        Lehman Brothers Holdings Inc.
Theatrical Producer                            3 World Financial Center
                                               New York, NY 10285

THOMAS H. CRUIKSHANK                    Lehman Brothers Holdings Inc.
Retired Chairman and Chief                     3 World Financial Center
Executive Officer of                           New York, NY 10285
Halliburton Company

RICHARD S. FULD, JR.                    Lehman Brothers Holdings Inc.
Chairman and Chief Executive                   3 World Financial Center
Officer of Lehman Brothers                     New York, NY 10285
Holdings Inc.

HENRY KAUFMAN                           Lehman Brothers Holdings Inc.
President of Henry Kaufman                     3 World Financial Center
& Company, Inc.                                New York, NY 10285

HIDEICHIRO KOBAYASHI*                   Lehman Brothers Holdings Inc.
General Manager for the                        3 World Financial Center
Americas Nippon Life                           New York, NY 10285
Insurance Co.

JOHN D. MACOMBER                        Lehman Brothers Holdings Inc.
Principal of JDM Investment                    3 World Financial Center
Group                                          New York, NY 10285

DINA MERRILL                            Lehman Brothers Holdings Inc.
Actress and Director and Vice                  3 World Financial Center
Chairman of RKO Pictures,                      New York, NY 10285
Inc.





-----

All above individuals are citizens of the United States except those individuals with an * who are citizens of Japan.

                         LEHMAN BROTHERS HOLDINGS INC.

                              EXECUTIVE OFFICERS


NAME/TITLE                              BUSINESS ADDRESS

RICHARD S. FULD, JR.                    Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer           3 World Financial Center
of Lehman Brothers Holdings Inc.               New York, NY 10285

JOHN L. CECIL                           Lehman Brothers Holdings Inc.
Chief Administrative                           3 World Financial Center
and Financial Officer                          New York, NY 10285

THOMAS A. RUSSO                         Lehman Brothers Holdings Inc.
Chief Legal Officer                            3 World Financial Center
                                               New York, NY 10285



-----
All above individuals are citizens of the United States

                             LEHMAN BROTHERS INC.

                              BOARD OF DIRECTORS


NAME/TITLE                              BUSINESS ADDRESS

ROGER S. BERLIND                        Lehman Brothers Holdings Inc.
Theatrical Producer                            3 World Financial Center
                                               New York, NY 10285

HOWARD L. CLARK, JR.                    Lehman Brothers Holdings Inc.
Vice Chairman                                  3 World Financial Center
                                               New York, NY 10285

FREDERICK FRANK                         Lehman Brothers Holdings Inc.
Vice Chairman                                  3 World Financial Center
                                               New York, NY 10285

RICHARD S. FULD, JR.                    Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer of        3 World Financial Center
Lehman Brothers Holdings Inc.                  New York, NY 10285



HARVEY M. KRUEGER                       Lehman Brothers Holdings Inc.
Vice Chairman                                  3 World Financial Center
                                               New York, NY 10285

BRUCE R. LAKEFIELD                      Lehman Brothers Holdings Inc.
Managing Director                              3 World Financial Center
                                               New York, NY 10285

SHERMAN R. LEWIS, JR.                   Lehman Brothers Holdings Inc.
Vice Chairman                                  3 World Financial Center
                                               New York, NY 10285



-----
Above individuals are citizens of the United States except those individuals with an * who are citizens of the United Kingdom.

                             LEHMAN BROTHERS INC.

                              EXECUTIVE OFFICERS

NAME/TITLE                              BUSINESS ADDRESS


RICHARD S. FULD, JR.                    Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer           3 World Financial Center
of Lehman Brothers Holdings Inc.               New York, NY 10285


JOHN L. CECIL                           Lehman Brothers Holdings Inc.
Chief Administrative Officer                   3 World Financial Center
                                               New York, NY 10285

THOMAS A. RUSSO                         Lehman Brothers Holdings Inc.
Chief Legal Officer                            3 World Financial Center
                                               New York, NY 10285


DAVID GOLDFARB                          Lehman Brothers Holdings Inc.
Chief Financial Officer                        3 World Financial Center
                                               New York, NY 10285


KEVIN J. MCGILLOWAY                     Lehman Brothers Holdings Inc.
Chief Information Officer                      3 World Financial Center
                                               New York, NY 10285

MARK RUFEH                              Lehman Brothers Holdings Inc.
Chief Operations Officer                       3 World Financial Center
                                               New York, NY 10285






------
All above individuals are citizens of the United States.

NAME/TITLE                              BUSINESS ADDRESS

ELIOT M. FRIED                          Lehman Brothers Holdings Inc.
Managing Director                              3 World Financial Center
                                               New York, NY 10285

DAVID GOLDFARB                          Lehman Brothers Holdings Inc.
Controller                                     3 World Financial Center
                                               New York, NY 10285

ALLAN S. KAPLAN                         Lehman Brothers Holdings Inc.
Managing Director                              3 World Financial Center
                                               New York, NY 10285

ROCCO F. ANDRIOLA                       Lehman Brothers Holdings Inc.
Managing Director                              3 World Financial Center
                                               New York, NY 10285




-----
Above individuals are citizens of the United States.

               LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.

                              BOARD OF DIRECTORS



NAME/TITLE                              BUSINESS ADDRESS


ELIOT M. FRIED                          Lehman Brothers Holdings Inc.
Managing Director                              3 World Financial Center
                                               New York, NY 10285


ALLAN S. KAPLAN                         Lehman Brothers Holdings Inc.
Managing Director                              3 World Financial Center
                                               New York, NY 10285


ALAN WASHKOWITZ                         Lehman Brothers Holdings Inc.
Managing Director                              3 World Financial Center
                                               New York, NY 10285



-----
Above individuals are citizens of the United States.

                   LEHMAN BROTHERS OFFSHORE PARTNERS II LTD.

                              BOARD OF DIRECTORS


NAME/TITLE                              BUSINESS ADDRESS

ALAN WASHKOWITZ                         Lehman Brothers Holdings Inc.
Managing Director                              3 World Financial Center
                                               New York, NY 10285








-----
Above individuals are citizens of the United States.

                                                                    APPENDIX B


Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brother's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.